Exhibit 1

Ellomay Capital Announces 2013 Annual Meeting of Shareholders

Announces it is considering a dual-listing of its ordinary shares on the Tel Aviv Stock Exchange

Tel-Aviv, Israel, May 13, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”), announced today that it will hold its annual general meeting of shareholders on Tuesday, June 18, 2013 at 11:30 a.m., Israel time, at Ellomay's offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel.

The agenda of the shareholders’ meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2013 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

3.           Approval of a compensation policy for the Company’s directors and officers;

4.	Approval of an amendment to the Company’s 1998 Share Option Plan for Non-Employee Directors;

5.           Approval of an amendment to the vesting terms of non-employee directors’ option grants;

6.
Approval of amendments to the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership and its extension for a three-year term; and

7.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2012.

Shareholders of record as of the close of business on May 20, 2013 will be entitled to vote at the shareholders’ meeting. Ellomay plans to mail a proxy statement that describes the proposals to be considered at the shareholders’ meeting and a proxy card on or about May 21, 2013. The proxy statement will also be furnished to the Securities and Exchange Commission on Form 6-K, which will be available in the “SEC Filings” section of Ellomay’s website at http://www.ellomay.com.

Each of the resolutions to be presented at the shareholders’ meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the shareholders’ meeting on the matter presented for passage. However, the approval of the proposals under Items 3 and 6 are, and the approval of the proposal under Item 5 may be, required to comply with additional special “disinterested” voting requirements as set forth in the proxy statement.

The Company knows of no other matters to be submitted at the shareholders’ meeting other than as specified in this Notice of Annual Meeting of Shareholders. If any other business is properly brought before the shareholders’ meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment. Shareholders wishing to express their position on an agenda item for the Shareholders Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than May 30, 2013.

The Company further announced today that it is considering a dual-listing of its ordinary shares on the Tel Aviv Stock Exchange, pursuant to the “dual listing” mechanism included in the Israeli Securities Law, 1968. The Company cannot at this point estimate when and if such additional listing will occur and the impact of such additional listing on the volume and price of the Company’s ordinary shares, if any. Should the listing of the Company’s ordinary shares on the Tel Aviv Stock Exchange occur, the Company’s ordinary shares will continue to be listed on the NYSE MKT.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE MKT, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregate capacity of approximately 10.8 MWp, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is currently under construction and is expected to have an aggregate capacity of approximately 800 MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the prevailing market conditions in the Tel Aviv Stock Exchange. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com